Filed Pursuant to Rule Number 424(b)(3)
Registration No. 333-187092

AMERICAN REALTY CAPITAL TRUST V, INC.
SUPPLEMENT NO. 1, DATED APRIL 10, 2013,
TO THE PROSPECTUS, DATED APRIL 4, 2013

This prospectus supplement, or this Supplement No. 1, is part of the prospectus of American Realty Capital Trust V, Inc., dated April 4, 2013, or the Prospectus. This Supplement No. 1 supplements, modifies or supersedes certain information contained in our Prospectus and should be read in conjunction with our Prospectus. This Supplement No. 1 will be delivered with the Prospectus. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 1 is to, among other things:

•	update the status of our initial public offering, the shares currently available for sale and the declaration of distributions;
•	add disclosure relating to our potential property investments;
•	update disclosure relating to our distributions; and
•	update disclosure relating to our special meetings.

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 68.0 million shares of common stock on April 4, 2013 (excluding shares to be issued under the distribution reinvestment plan, or DRIP). As of the date hereof, we have not yet received subscriptions in the amount of $2.0 million, which is necessary for us to break escrow. Further, we will not accept subscriptions from residents of Pennsylvania until we have received aggregate subscriptions of at least $85.0 million.

We will offer shares of our common stock until April 4, 2015, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 68.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to the DRIP for sale in our primary offering).

Shares Currently Available for Sale

As of April 10, 2013, there are 0.1 million shares of our common stock outstanding, including unvested restricted stock. As of April 10, 2013, there are approximately 67.9 million shares of our common stock available for sale, excluding shares available under our DRIP.

Declaration of Distributions

On April 9, 2013, our board of directors authorized, and we declared, a distribution rate which will be calculated based on stockholders of record each day during the applicable period at a rate of $0.00452054795 per day, based on a per share price of $25.00. The distribution will begin to accrue upon the earlier of: (i) June 1, 2013; and (ii) 15 days following our initial property acquisition. The distributions will be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month.

There can be no assurance that any such distribution will be paid to stockholders.

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time.

As of the date hereof, we own no operating properties and have no historical operating cash flows. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including proceeds from this offering, which may reduce the amount of capital we ultimately invest in properties or other permitted investments, and negatively impact the value of your investment.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is added as a new section immediately prior to “Selected Financial Data” on page 133 of the Prospectus.

“Description of Real Estate Investments

Potential Property Investments

On April 5, 2013, our board of directors approved the following property acquisitions. Although we believe that the acquisition of the properties is probable, there can be no assurance that the acquisitions will be consummated.

Dollar General Stores

We, through our sponsor, have entered into a purchase and sale agreement to acquire two build-to-suit Dollar General stores located in Mission, Texas and Sullivan, Missouri.

Pursuant to the terms of the purchase and sale agreement, our obligation to close upon the acquisitions is subject to the satisfactory completion of a due diligence review of the property, among other conditions. The purchase and sale agreement contains customary representations and warranties by the seller. Although we believe that the acquisition of the properties is probable, there can be no assurance that the acquisition will be consummated.

The properties are 100% leased to a wholly owned subsidiary of Dollar General Corporation (NYSE: “DG”) and the leases are guaranteed by Dollar General Corporation, which carries an investment grade credit rating as determined by major credit rating agencies. The leases are net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent.

We may seek to obtain financing on the properties post-closing. However, there is no assurance that we will be able to obtain financing on terms we believe are favorable, or at all.

The following table provides information relating to the seller/assignor, purchase price, capitalization rate, lease term, rental escalations and renewal options, rentable square footage, annualized rental income and annualized rental income per square foot.

Property	Number of Properties	Seller/Assignor	Purchase Price	Capitalization Rate(1)	Lease Term (Years)	Rental Escalations	Renewal Options	Rentable Square Footage	Annualized Rental Income/ Per Square Foot
Dollar General	2	Unaffiliated Third Party	$2.2 million	7.7%	15.0	3% fixed annual escalations commencing in the 11th year of the lease term	Three 5-year options with ten percent rent increases	18,126	$0.2 million/ $9.47

(1)	Calculated by dividing annualized net operating income by base purchase price. Annualized net operating income is annualized rental income on a straight-line basis, which includes tenant concessions such as free rent, as applicable, plus operating expense reimbursement revenue less property operating expenses. Reflects adjustments for lease terminations and lease amendments with tenants, as applicable.

Other

We believe the property is suitable and adequate for its uses.

We intend to adequately insure each property.

The Federal tax basis and the rate of depreciation for the property will be determined based upon the completion of cost allocation studies in connection with finalizing our 2013 Federal tax return.

The annual real estate taxes payable on the property for the calendar year 2013 are unknown at present. Such real estate taxes are to be reimbursed by the tenants under the terms of the lease.

Set forth below are summary financial statements of the parent guarantor to the lessee of the Dollar General stores described above. Dollar General Corporation currently files its financial statements in reports filed with the U.S. Securities and Exchange Commission, and the following summary financial data regarding Dollar General Corporation are taken from such filings:

(Amounts in Thousands)	Fiscal Year Ended
	February 1, 2013 (Audited)	February 3, 2012 (Audited)	January 28, 2011 (Audited)
Consolidated Condensed Statements of Income
Net sales	$16,022,128	$14,807,188	$13,035,000
Operating profit	1,655,276	1,490,804	1,274,065
Net income	952,662	766,685	627,857
Consolidated Condensed Balance Sheets
Total assets	10,367,682	9,688,520	9,546,222
Long-term obligations	2,771,336	2,617,891	3,287,070
Total liabilities	5,382,352	5,013,938	5,491,743
Total shareholders’ equity	4,985,330	4,674,582	4,054,479”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The first bullet under “Distributions” on page 136 of the Prospectus is hereby replaced with the following disclosure.

“ •	distributions of readily marketable securities;”

Description of Securities

The third paragraph under “Meetings and Special Voting Requirements” on page 179 of the Prospectus is hereby replaced with the following disclosure.

“An annual meeting of our stockholders will be held each year, upon reasonable notice on a date that is within a reasonable period of time following the distribution of our annual report to stockholders, at least 30 days after delivery of our annual report to our stockholders. The directors, including the independent directors, shall take reasonable steps to ensure that such notice is provided. Special meetings of stockholders may be called upon the request of a majority of our directors, a majority of the independent directors, the chairman of the board of directors, the president or the chief executive officer and must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than 10% of the votes entitled to be cast on such matter at the meeting. Within 10 days of the receipt of a written request from such stockholders stating the purpose of the special meeting, our secretary will provide all of our stockholders written notice of the meeting. Simultaneously with the receipt of the request, we shall inform the stockholders requesting the special meeting of the reasonably estimated cost of preparing and mailing a notice of the proposed meeting and request payment accordingly. The meeting must be held at the time and place specified in the notice not less than 15 nor more than 60 days after the distribution of the notice. The presence of stockholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting on any matter, either in person or by proxy, will constitute a quorum.”